Exhibit 99.1

Medicure provides quarterly revenue on a calendar basis following change to year end

WINNIPEG, Feb. 2, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today provided detail on its historic calendar quarter revenue in anticipation of future reporting under the new financial reporting periods.  This change in year end from May 31 to December 31 was previously announced on December 18, 2014.

Net revenues1 on a calendar basis for 2013 and 2014 are as follows:

Three Months Ended	2013 Calendar	2014 Calendar	% Increase
March 31	$ 571,024	$ 1,661,071	191%
June 30	784,296	1,986,435	153%
September 30	786,456	2,328,727	196%
December 31	1,084,097	2,449,416	126%
Twelve months ended December 31	$ 3,225,873	$ 8,425,649	161%

Net revenue from the sale of AGGRASTAT finished product for the twelve months ended December 31, 2014 is estimated to be $8.4 million compared to $3.2 million for the twelve months ended December 31, 2013, an increase of 161%.

As the Company enters the 2015 calendar and fiscal year, hospital demand for AGGRASTAT continues to increase significantly. The increase in revenue is primarily attributable to a continuing increase in the number of new hospital customers using AGGRASTAT.  The number of new customers reviewing and implementing AGGRASTAT has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

The Company is also continuing to seek other opportunities to grow its business through acquisition and continues to explore other new product opportunities to compliment AGGRASTAT and leverage the Company's growing commercial team.  Additionally, the Company's continues to monitor its minority interest in Apicore, a pharmaceutical manufacturer, which was acquired on July 3, 2014.  Medicure holds an option to acquire all of the remaining issued shares of Apicore within the next 2 1/2 years.

Medicure is also continuing the research and development of Tardoxal for the treatment of tardive dyskinesia as well as a transdermal delivery formulation of its lead drug AGGRASTAT (tirofiban HCl).

1 All revenue amounts referenced herein are estimated and unaudited, and are presented in Canadian dollars.  Net revenue for the three month period ended December 31, 2014 is estimated as the Company has not yet finalized its financial statements for the period.  Due to the fiscal year end change, the Company will report a one-time, transitional seven month year ending December 31, 2014, that will be compared to the financial statements for the 12 months ended May 31, 2014. The Company's Financial Statements and Management Discussion and Analysis for the seven month period ending December 31, 2014 is due to be filed no later than April 30, 2015.  The change in year end was made by the Company to better align the Company's financial reporting calendar with its industry peers and with most other companies trading on the TSX.V.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg over 3 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg over 3 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions
Bleeding is the most common complication encountered during therapy with AGGRASTAT. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Fatal bleeding events have been reported. Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please refer to Full Prescribing Information.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended May 31, 2014.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com; To be added to Medicure's e-mail list, please visit: http://medicure.com/newsreleases.html

CO: Medicure Inc.

CNW 10:00e 02-FEB-15